Filed Pursuant to Rule 433

Dated October 6, 2022

Registration Statement Nos. 333-263539, 333-263539-01, 333-263539-02

Relating to Preliminary Prospectus Supplement dated October 6, 2022 and Prospectus dated March 14, 2022

CNH INDUSTRIAL CAPITAL LLC

$400,000,000 5.450% NOTES DUE 2025

Issuer:	CNH Industrial Capital LLC
Guarantors:	CNH Industrial Capital America LLC and New Holland Credit Company, LLC
Expected Ratings (Moody’s / S&P / Fitch):*	Baa2 / BBB / BBB+
Form:	SEC Registered
Principal Amount:	$400,000,000
Trade Date:	October 6, 2022
Settlement Date:	October 14, 2022 (T+5)
Maturity Date:	October 14, 2025
Interest Payment Dates:	April 14 and October 14, commencing April 14, 2023
Coupon:	5.450% per annum
Price to Public:	99.349% of the principal amount, plus accrued interest from October 14, 2022 if settlement occurs after that date
Net Proceeds to Issuer Before Expenses:	$397,396,000
Benchmark Treasury:	UST 3.5000% due September 15, 2025
Spread to Benchmark Treasury:	+145 basis points
Benchmark Treasury Price and Yield:	97-31¼; 4.239%
Yield to Maturity:	5.689%
Optional Redemption:	Make-whole premium based on U.S. Treasury +0.25% (25 basis points)
Change of Control:	101%
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	12592B AP9 / US12592BAP94
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC BNP Paribas Securities Corp. CIBC World Markets Corp. Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by contacting: BofA Securities, Inc. toll-free at +1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC toll-free at +1-866-803-9204; Morgan Stanley & Co. LLC toll-free at +1-866-718-1649 or by email at prospectus@morganstanley.com; or RBC Capital Markets, LLC toll-free at +1-866-375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com.